SUB--ITEM 77I: Terms of new or amended securities

At a Board meeting on February 5, 2014, the Board of Directors approved the creation of Class IC Shares for Hartford Growth Opportunities HLS Fund and Hartford Small/Mid Cap Equity HLS Fund (collectively, the “Funds”). Class IC Shares have all of the rights, preferences and privileges as set forth in the Registrant's Articles of Incorporation and as set forth in the Funds’ current prospectus, statement of additional information and multiple class plan.  A description of Class IC Shares is contained in Post-Effective Amendment No. 67 to the Registrant's Registration Statement on Form N-1A as filed with the SEC via EDGAR on April 18, 2014 (SEC Accession No. 0001104659-14-028611).